

ContentOro Executive Summary
October 2017

ContentOro is revolutionizing Content Marketing on the internet by introducing the largest source of untapped content in the world; books. ContentOro's proprietary software and exclusive licensing agreements allow the seamless and instant integration of large quantities of expertly created, interactive content to attract and engage qualified customers online.

CHALLENGE

Every business needs customers. On the internet, this means visitors to a website and today, businesses have just two methods for getting potential buyers to their websites. They can pay companies like Google, Bing, and Facebook through their ad platforms, or they can develop interesting content, which is used to create a natural connection with potential customers. Content marketing can cost as much as 10 times less than paid advertising online, but there are numerous challenges to creating compelling content:

- ***Lack of Resources.*** Businesses must often add expense by hiring staff or freelancers to create content.
- ***Lack of Quality.*** In-house writers and freelancers rarely deliver consistent quality writing, especially in specialized subjects. Google spends billions on its algorithms to identify high quality content and penalize poor content.
- ***Not Enough Quantity.*** Most businesses only produce articles in the 400-800 word range, but in a Google search, ranking on the first page requires an average length of 2,500 words.
- ***Too much time.*** The time it takes to create content via typical methods prevents businesses from participating in fast-moving trends in social media.

SOLUTION

Our simple solution is to bring high-quality pre-composed content to businesses, in the way Getty Images did for photography. There are 130 Million books available covering every conceivable topic; from business to bathroom remodels, from food to fitness, from travel to technology. There is something for every customer, with these benefits:

- ***No additional resources.*** ContentOro delivers content in its finished form; edited, professionally written and illustrated, allowing internal marketing teams to focus on using the content to attract customers.
- ***High Quality.*** ContentOro provides the highest quality content, written by authors who are experts in their field, and edited by professional publishers.
- ***High Quantity.*** The average reference book contains more than 40,000 words, translating to more than 150 articles
- ***Fast.*** ContentOro delivers hundreds of pages of authoritative content in as little as 10 minutes.

MARKET

According to AdAge.com, businesses spent $144 Billion in 2015 creating content for businesses operating on the internet, and this number is growing at 36% CAGR. The majority of the work is split between freelance writers and internal marketing departments. No ready-made source of supply exists.

BUSINESS MODEL

ContentOro works with book publishers around the world who have granted exclusive rights to ContentOro to use the contents of their books for Content Marketing. We license articles that we curate from books to businesses, who pay an automatically renewable licensing fee of $100 per year per article for exclusive use, and then we share the revenue with our publisher-partners at a rate of 20-25%.



CUSTOMERS

Advances in our technology are simplifying and accelerating the installation process and, combined with an attractive price point, are allowing us to broaden our customer base to include smaller, more plentiful companies, while maintaining excellent margin.








Example Customer Results

✓ 258% increase in pages viewed per session

✓ 145% increase in time on site

✓ 76% of visitors are new acquisitions

✓ 54.5% of visitors are new from search engines like Google

✓ 1/10 the cost of Google AdWords (estimate)

✓ 16% increase in traffic in 10 weeks












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CONTENT

Our team includes senior executive publishing professionals who have established relationships with publishing executives around the world, which has helped us to build an available library of hundreds of millions of articles.

































TECHNOLOGY AND PRODUCT

ContentOro has developed technology to systematically break reference books down to articles, which can be quickly added to any website and then shared in social media, on blogs, and in email campaigns to attract buyers.

Our technology solves a problem for book publishers who want to use their content on the internet. Instead of the controlled environment of a physical or eBook, content on the internet needs to be flexible, interactive and shareable. By using the machine learning tools we've created, we are able to do the hard work of reshaping book content for the internet quickly and efficiently. Our technology is unique in its ability to process any book (of which there are a massive variety of form factors) into our custom database, regardless of its complexity, and deliver it to any website, regardless of platform.

Our technology stack includes a combination of proprietary software and machine learning tools, a custom database, an article selection portal, Application Program Interfaces (API's) and custom themes (style sheets) to quickly deliver and control content for websites and to match our customers look and feel by adapting to their style automatically.

SALES CHANNEL AND MARKETING STRATEGY

Using marketing automation and content marketing, we educate a large and growing audience of prospects about how to market online, to build trust in ContentOro as an expert in Content Marketing, Search Engine Optimization, and Marketing Automation. With an automated email, social media, and website content distribution system, we provide compelling content to lead our prospects through a series of steps to help them self-identify as a willing buyer.



$500M
5,000 companies x
$100k annual sales
Inside Sales
Highly strategic use of sales team and marketing automation tools to reach executives in thousands of target companies.
$600M
25,000 companies x
$24k annual sales
Partner Sales
Partnerships with agencies and other content service providers makes Content QSV available to more companies in an economical model.
$500M
250,000 companies x
$2k annual sales
Self-Serve
Marketplace where customers select articles for their websites, blogs, and social media campaigns.
$1.6 BILLION OPPORTUNITY

USE OF PROCEEDS AND EXIT

Funding will be used to hire a sales team, create the first self-serve content marketplace, and to fund the working capital requirements as the business grows. This capital will allow ContentOro to achieve its first profits and to grow to an estimated $100M in revenue in 5 years.

ContentOro has the potential to exit to search engines, like Google, Yahoo, or Bing or to a channel partner, like Newscred.

TEAM

ContentOro has a strong team of executives with considerable experience in publishing, digital marketing, and publishing technology.



Bob
Chunn
Founder and Chief Executive Officer

Digital Marketing
eCommerce
Publishing

Meijer
Kmart
Borders



Yalcin
Yanikoglu
Chief Technology Officer

Software
Hardware
Entrepreneur

IBM
Xerox
Adobe



Rod
Hare
Chief Operating and Finance Officer

Chartered Accountant
Publishing
International Licensing

Dorling Kindersley
Little Hare Books
Australian Licensing
Corporation



Sean
Moore
Chief Content Officer

Publishing
International Rights
Management

Dorling Kindersley
Moseley Road



Candace
Chapman
Vice President Marketing

Digital Marketing
Social Media
eCommerce

Borders
Waldenbooks
Commerce Guys

PROJECTED MILESTONES

- Q4 2017 Raise new capital
- Q1 2018 Hire first sales team
- Q2 2018 Launch self-serve marketplace
- Q3 2019 Cash flow neutral
- Q4 2019 First profit

FINANCIAL PROJECTIONS

$000's **Profit and Loss Statement**	December 2017	December 2018	December 2019	December 2020	December 2021	December 2022
Total Revenue	280	1,569	10,578	31,720	64,474	101,349
Gross Profit	213	1,030	7,787	23,981	49,053	77,350
Total Operating Expenses	751	3,385	8,141	12,494	17,137	24,114
EBITDA	(538)	(2,354)	(354)	11,487	31,916	53,236
Other statistics						
Number of customers	28	408	3,411	10,913	25,420	28,257
Number of sales representatives	1	13	37	41	49	51
Number of FTE staff (including contractors)	6	39	81	103	142	152